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SECURITIESA
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4572 S. Hagadorn Road, Suite 2-C
(No. and Street)

East Lansing, Michigan 48823-5385
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Bruce Papesh (517) 333-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive,
Suite 508 West Southfield, Michigan 48075
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, G. Bruce Papesh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart, Papesh & Company, Inc., as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- XX☒ (a) Facing Page.
- XX☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Linda J. Connor
Notary Public-Michigan
Ingham County
Acting In the County of Ingham
My commission expires July 11, 2020

November 15, 2016

Edward Richardson Jr., CPA
15565 Northland Drive Suite 508 West
Southfield, MI 48075
248-559-4514

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dart, Papesh, & Company, Inc.
4572 S. Hagadorn Road, Suite 2-C
East Lansing, MI 48823-5385

Report on the Financial Statements

I have audited the accompanying balance sheet of Dart, Papesh, & Company, Inc. as of September 30, 2016. Dart, Papesh, & Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dart, Papesh, & Company, Inc. as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 20, 2016

DART, PAPESH & COMPANY, INC.
STATEMENT OF BALANCE SHEET
SEPTEMBER 30, 2016

ASSETS				
Cash and cash equivalents	$	390,983		
Accounts receivable		4,763		
Prepaid expenses		6,344		
Property and equipment at cost - net of depreciation		750		
Deferred income tax benefits		675	$	403,515
LIABILITIES				
Accounts payable	$	2,427		
Acrued federal income tax		900		
Other current liabilities		10,602		
	$	13,929		
Stockholder's equity				
Common stock - $1 par value- authorized 50,000 shares				
Issued and outstanding 10,000 shares	$	10,000		
Retained earnings		379,586		
	$	389,586	$	403,515

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.
Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the straight line method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2016 the Company's net capital ratio was .04 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000, while actual computed "net capital" was $374,217.

ANNUAL AUDIT REPORT REQUIREMENT

The Company's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Company's office or at the office of Securities and Exchange Commission in Chicago, Illinois.